UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
INTERPHASE CORPORATION
(Exact name of registrant as specified in its charter)

Texas	75-1549797
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2901 North Dallas Parkway, Suite 200,
Plano, Texas	75093
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Rights to Purchase Common Stock, $.10 par value per share	NASDAQ Global Market
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.
The Board of Directors (the “Board”) of Interphase Corporation (the “Company”) has declared a dividend of one common share purchase right (a “Right”) for each outstanding share of common stock, par value $0.10 per share (the “Common Stock”), of the Company. The dividend is payable on August 9, 2011 (the “Record Date”), to the shareholders of the Company of record at the close of business on the Record Date. Each Right entitles the shareholder to purchase from the Company one share of Common Stock at a price of $39.00 per share (the “Purchase Price”), subject to adjustment under the terms of the Rights Agreement (as defined below). The complete description and terms of the Rights are set forth in a Rights Agreement, dated as of July 29, 2011, as it may be amended from time to time (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as the rights agent thereunder (the “Rights Agent”).
Upon and after the Record Date, the Rights will be attached to all outstanding shares of Common Stock and will be represented by the certificates representing such shares. No separate certificates evidencing the Rights (the “Rights Certificates”) will be distributed before the Distribution Date (as defined below). The Rights will separate from the Common Stock, and the “Distribution Date” will occur, upon the earlier of:
(1) ten business days following the date of the first public announcement (the “Stock Acquisition Date”) that a Person (as defined in the Rights Agreement) or group of affiliated or associated Persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”), or
(2) ten business days (or such later date as the Board shall determine) following the commencement of a tender or exchange offer that, if consummated, would result in a Person becoming an Acquiring Person.
Until the Distribution Date:
(a) the Rights may be transferred only with the shares of Common Stock, and will be evidenced solely by the certificates representing shares of Common Stock and will be transferred with, and only with, such certificates;
(b) the certificates representing shares of Common Stock issued after the Record Date, but before the earlier of the Distribution Date and the Expiration Date (as defined below), will contain a legend evidencing the Rights and incorporating the Rights Agreement by reference; and
(c) the transfer of any certificates representing shares of Common Stock in respect of which Rights have been issued will also constitute the transfer of the Rights associated with such shares of the Common Stock represented by such certificates.
The Rights are not exercisable until the Distribution Date (if one occurs) and will expire at the close of business on July 29, 2021 (the “Final Expiration Date”), or such earlier or later date as the Board establishes under certain circumstances, unless redeemed or exchanged earlier by the Company as described below. The date on which the Rights cease to exist because they expire (on the Final Expiration Date) or because they are either redeemed or exchanged by the Company before the Final Expiration Date is the “Expiration Date.” From and after the Distribution Date, Rights (other than those that are void, as described below) will be exercisable upon payment of the then-applicable Purchase Price in cash and satisfaction of the other exercise conditions set forth in the Rights Agreement. Before the occurrence of a Triggering Event (as defined below), the Company may require that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.
As soon as practicable after the Distribution Date, the Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date; and thereafter the Rights will be represented or evidenced only by the separate Rights Certificates. Except as otherwise determined by the Board, only shares of Common Stock outstanding before the Distribution Date will be issued with Rights.
Upon a Stock Acquisition Date, each holder of a Right (other than an Acquiring Person, certain related parties and transferees) will thereafter have the right to receive, upon exercise of the Right, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. For example, at the Purchase Price of $39.00 per Right, each Right not owned by an Acquiring Person (or certain related parties or transferees) on or after the Stock Acquisition Date would entitle its holder to purchase $78.00 worth of shares of Common Stock (or other consideration, as noted above) for $39.00

Assuming that the average market price per share of Common Stock for the preceding 30 Trading Days (as defined in the Rights Agreement) was $9.75 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $39.00 On and after the Stock Acquisition Date, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (and certain related parties and transferees) will be void.
If at any time following a Stock Acquisition Date:
(1) the Company is acquired in a merger or business combination transaction in which it is not the surviving corporation,
(2) the Company is the surviving corporation in a business combination transaction, but all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any Person or cash or any other property, or
(3) more than 50% of the Company’s combined assets, cash flow or earning power is sold or transferred, in each case other than certain business combination transactions with, or sales of assets or earning power by or to, subsidiaries of the Company as specified in the Rights Agreement, then each holder of a Right (except Rights that are void as described above) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company (or, in certain circumstances, an economically equivalent security or securities) having a value equal to two times the exercise price of the Right. The Stock Acquisition Date and the events described above in this paragraph are collectively referred to in this Summary as the “Triggering Events.”
To prevent dilution, the Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time:
(1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,
(2) if all holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the current market price of the Common Stock, or
(3) upon the distribution to all holders of the Common Stock of evidences of indebtedness, cash (excluding any regular periodic cash dividends), assets (other than dividends payable in Common Stock) or subscription rights or warrants (other than those referred to in clause (2) above).
With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not obligated to issue any fractional shares of Common Stock; in lieu of issuing a fractional share, the Company may make a payment in cash based on the market price of the Common Stock on the Trading Day immediately preceding the date of exercise.
At any time before the earlier of the Stock Acquisition Date and the Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment as described in the Rights Agreement. The redemption amount may be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board. The redemption of the Rights may be made effective at such time, on such basis and subject to conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the redemption amount.
At any time after any Person becomes an Acquiring Person, and before any Person or group of affiliated or associated Persons has become the beneficial owner of 50% of more of the outstanding shares of Common Stock, the Company (by action of the Board) may exchange all or part of the then outstanding and exercisable Rights (excluding certain Rights that have become void under the Rights Agreement) for Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction that occurred after the date of the Rights Agreement (such applicable exchange ratio, the “Exchange Ratio”). Immediately upon the action of the Board ordering the exchange of any Rights, without any further action and without any prior notice, the right to exercise such Rights will terminate, and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company will promptly give public notice of any such exchange. In any such exchange, the Company, at its option, may substitute for any shares of Common Stock exchangeable for a Right (1) Common Stock Equivalents (as defined in the Rights Agreement), (2) cash, (3) debt securities of the Company, (4) other assets, or (5) any combination of the foregoing, in any event having an aggregate value, as determined by the Board, equal to the current market value of one share of Common Stock on the Trading Day immediately preceding the date of the effectiveness of such exchange.
Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.
Any of the provisions of the Rights Agreement may be amended or supplemented by the Board, without the consent or approval of any holders of Rights, at any time while the Rights are redeemable. After the Rights are no longer redeemable, the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provision, to shorten or lengthen any time period or to amend or supplement the Rights Agreement as deemed necessary or desirable; except that no such amendment or supplement may adversely affect the interests of the holders of Rights as such (other than an Acquiring Person) or cause the Rights again to become redeemable.
The Board will have the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers specifically granted to the Board or to the Company therein, or as may be necessary or advisable in the administration of the Rights Agreement, including the right and power to interpret the provisions of the Rights Agreement and to make all determinations deemed necessary or advisable for the administration of the Rights Agreement (including any determination to redeem or not redeem the Rights or to amend or not amend the Rights Agreement). All such actions, calculations, interpretations and determinations (including any omission with respect to any of the foregoing) which are done or made by the Board in good faith will be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties and will not subject the Board to any liability to any person, including the Rights Agent and the holders of the Rights.
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. A copy of the Rights Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 2. Exhibits.
1	Rights Agreement dated as of July 29, 2011, by and between Interphase Corporation and Computershare Trust Company, N.A., as the rights agent thereunder, including the form of Rights Certificate attached thereto as Exhibit A — Incorporated by reference to Exhibit 4.1 of Interphase Corporation’s Current Report on Form 8-K filed with the Commission on August 2, 2011.
SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INTERPHASE CORPORATION
	By:	/s/ Thomas N. Tipton, Jr.
Date: August 2, 2011		Thomas N. Tipton, Jr., Chief Financial Officer,
Vice President of Finance and Treasurer